Summit Midstream Partners, LP

2100 McKinney Avenue, Suite 1250

Dallas, Texas 75201

September 13, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:                             Summit Midstream Partners, LP
Registration Statement on Form S-1
Filed August 21, 2012
File No. 333-183466

Ladies and Gentlemen:

Set forth below are the responses of Summit Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 5, 2012 with respect to the above-referenced registration statement (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

General

1.                                       Please complete all non-Rule 430A blanks and file all required exhibits, such as the tax and the legal opinions, in a timely manner so that we may have adequate time to review them before you request acceleration of the effective date of your registration statement.

Response: We acknowledge the Staff’s comment and have filed all required exhibits other than Exhibit 1.1 (the form of Underwriting Agreement) and Exhibit 10.15 (Rene Casadaban’s employment agreement). We will file Exhibit 1.1 and Exhibit 10.15 in a future amendment and will allow sufficient time for the Staff to review those exhibits. As discussed in a telephone conversation between our counsel, Latham & Watkins LLP, and the Staff on September 12, 2012, we have attached as Exhibit A hereto for your confidential review certain pages of Amendment No. 1 containing all unit count, valuation and pricing information that will be included in the Registration Statement, other than information that we are entitled to omit under Rule 430A. Following your confidential review, we intend to include all such unit count, valuation and pricing information in a subsequent amendment to the Registration Statement filed through EDGAR.

Underwriting, page 211

2.                                       We note your new disclosure concerning payments to TPH. Regarding the expiration of your obligation to pay the quarterly fee, please revise your disclosure to clarify which agreement will be used in the determination of the expiration date.

Response: We have revised the Registration Statement as requested.  Please see pages 212 and 213.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett E. Braden at (713) 546-7412.

Very truly yours,

SUMMIT MIDSTREAM PARTNERS, LP

By:	Summit Midstream Partners GP, LLC,
its General Partner

By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Senior Vice President and General Counsel

cc:                                 William N. Finnegan IV, Latham & Watkins LLP (Issuer’s counsel)
Brett E. Braden, Latham & Watkins LLP (Issuer’s counsel)

Joshua Davidson, Baker Botts L.L.P. (Underwriter’s counsel)